Exhibit 2.2

FIRST AMENDMENT AND WAIVER TO ASSET AND EQUITY PURCHASE AGREEMENT

This FIRST AMENDMENT AND WAIVER TO ASSET AND EQUITY PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of November 17, 2011 by and between Affinity Gaming, LLC, a Nevada limited liability company (“Seller”) and Golden Gaming, Inc., a Nevada corporation (“Buyer”).  Each party named above is a “Party”, and collectively are referred to as the “Parties”.  Capitalized terms used but not defined herein shall have the meanings provided in the AEPA (as defined below).

RECITALS

WHEREAS, the Parties have heretofore entered into that certain Asset and Equity Purchase Agreement dated as of September 20, 2011 (the “AEPA”);

WHEREAS, concurrently with the execution and delivery hereof, Buyer has executed the Buyer Lender Consent and delivered the Buyer Lender Consent to Seller; and

WHEREAS, each Party has reviewed, or has had the opportunity to review, this Amendment with the assistance of professional legal advisors of its own choosing.

AGREEMENT

NOW THEREFORE, in consideration for the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.                                      Waiver.

Pursuant to Section 13.02 of the AEPA, Seller hereby irrevocably and unequivocally waives any right of Seller to terminate the AEPA pursuant to Section 12.01(f) of the AEPA.  The Buyer Lender Consent in the form delivered to Seller on the date hereof is approved by, and satisfactory to, Seller.

2.                                      Amendments to the AEPA.

(i)                                                          The definition of “Buyer Lender Consent” in Section 1.01 of the AEPA is hereby amended and restated in its entirety to read as follows:

““Buyer Lender Consent” means (i) the written consent of Buyer’s and Golden Mardi Gras, Inc.’s existing lenders to the transactions contemplated by the Transaction Documents, or (ii)  executed commitment letters with respect to the refinancing of Golden Mardi Gras, Inc.’s and Buyer’s existing first lien and second lien indebtedness which expressly consent to the transactions contemplated by the Transaction Documents, in either case, in form and substance reasonably acceptable to Buyer.  For the avoidance of doubt, the Buyer Lender Consent has the same meaning as the Seller Lender Consent (as defined in the Black Hawk Agreement).”

(ii)                                                       Section 2.02(m) of the AEPA hereby amended by deleting the word “and” that immediately follows the semicolon at the end of such Section 2.02(m).

(iii)                                                    Section 2.02(n) of the AEPA is hereby amended by deleting the period at the end of such Section 2.02(n) and substituting in lieu thereof the following: “; and”.

(iv)                                                   Section 2.02 of the AEPA is hereby amended by adding a new Section 2.02(o) as follows:

“(o)                           all water rights used in connection with the operation of the Pahrump Casino Business, including all rights under Permits 58272, 59773, 78716, 78717, 78718, 78719, and 78720, issued by the State of Nevada Division of Water Resources, and under Application 81173, presently pending with the State of Nevada Division of Water Resources.”

(v)                                                      The first sentence of Section 2.08(a) of the AEPA is hereby amended and restated in its entirety to read as follows:

“(a)                            Subject to adjustment as set forth in Section 2.11, Buyer shall purchase the Business (including the Assumed Liabilities) for an amount equal to the Seller Asset Value (as defined below) (the “Purchase Price”).”

(vi)                                                   Section 5.03 of the APEA is hereby amended and restated in its entirety to read as follows:

“Section 5.03.  Delivery of Financial Information.  From the date hereof until the Closing Date, Seller shall furnish to Buyer (i) on a monthly basis and within 15 days after the end of each calendar month, unaudited balance sheets of the Business as of the end of each such month, and the unaudited statements of operations for the month then ended, (ii) unaudited annual balance sheets and statements of operations for the Business for the three most recently completed fiscal years ended at least 90 days before the Closing Date and (iii) balance sheets and statements of operations of the Business for each subsequent fiscal quarter after the date of the most recent financial statements delivered pursuant to clause (ii) above which ended at least 30 days before the Closing Date, in each case, prepared in a manner consistent with Section 3.07 of the Disclosure Schedule.”

(vii)                                                Section 6.03 of the AEPA is hereby amended and restated in its entirety to read as follows:

“Section 6.03.                       Gaming and Liquor License Matters.  Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to obtain, as promptly as practicable, each of the Gaming Approvals and Liquor Approvals.  In furtherance and not in limitation of the foregoing, Buyer shall (a) make all necessary applications and filings with respect to each Gaming Approval or Liquor Approval on or before the later of (i) 30 days after the date hereof and (ii) 5 Business Days after Buyer (or its Affiliate) delivers the Buyer Lender Consent to Seller (to the extent not already made prior to the date hereof), if this Agreement has not been terminated in accordance with Article 12 prior to such time; provided that all such filings with respect to such local Gaming Approval or Liquor Approval shall be made not later than December 15, 2011; provided further that if an application or filing with respect to such local Gaming Approval or Liquor Approval is or would be considered premature as of December 15, 2011 or cannot be accepted by the applicable Gaming Authority as of such date, then Buyer make such application or filing promptly following notification from such applicable Gaming Authority that it will accept such application, in any case, if this Agreement has not been terminated in accordance with Article 12 prior to such time, (b) promptly pay all fees and investigative expenses with respect to each Gaming Approval or Liquor Approval, once such fees and expenses are computed and Buyer receives any payment requests therefor, (c) supply as promptly as practicable any additional information, materials or fees that may be requested by the applicable authorities in connection each Gaming Approval, and (d) if any applicable authority raises an objection with respect to the transactions contemplated by any of the Transaction Documents or otherwise objects to providing a Gaming Approval (or raises any areas of concern with respect to any applicant or application filed by Buyer) or any Liquor Approval, Buyer shall use its commercially reasonable efforts to promptly resolve any such objections or areas of concern.  Buyer shall keep Seller informed of all communication between Buyer and any Governmental Authority with respect to the Gaming Approvals and Liquor Approvals and shall provide Seller with any information reasonably requested by Seller with respect to such matters.  Set forth on Section 6.03 of Buyer’s Disclosure Schedule is a list of all Gaming Approvals and Liquor Approvals required, the current status thereof (including the filing status), and any correspondence with the applicable Governmental Authority with whom such filing was made.”

(viii)                                             Section 7.01(b) of the AEPA is hereby amended and restated in its entirety to read as follows:

“(b)                           In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make appropriate filings pursuant to applicable Competition Laws, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act on or before the later of (i) 30 days after the date hereof and (ii) 15 Business Days after Buyer delivers the Buyer Lender Consent to Seller, if this Agreement has not been terminated in accordance with Article 12 prior to such time.  Each of Buyer and Seller shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and shall take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.”

(ix)                                                     Section 7.03 of the AEPA is hereby amended and restated in its entirety to read as follows:

“Section 7.03.                       Alternative Closing Arrangements.

(a)                                  In the event all of the conditions to Closing set forth in Article 10 of this Agreement are satisfied (other than (i) any conditions that by their nature are to be satisfied at the closing and (ii) the condition set forth in Section 10.01(e)) and, at such time, the conditions to closing set forth in Article 10 of the Black Hawk Agreement are not reasonably expected to be satisfied within 30 days thereafter, the parties shall use their respective best efforts to enter into alternative arrangements reasonably acceptable to each such party and applicable regulatory bodies and agencies whereby (A) the Closing under this Agreement would occur, and (B) Seller would receive the consideration under the Black Hawk Agreement and Buyer (or its Affiliate) would receive the benefits and bear the burdens of ownership of the Business (the arrangements contemplated by clauses (A) and (B), “Alternative Closing Arrangements”).

(b)                                 In furtherance of and without limiting the generality of the foregoing, (i) the Alternative Closing Arrangements shall include (A) the payment of the consideration and the delivery of the items described in Sections 2.08, 2.10, 2.11 and 2.12 of this Agreement and the corresponding provisions of the Black Hawk Agreement, and (B) a sale-leaseback arrangement or other arrangement reasonably acceptable to the parties and applicable regulatory bodies and agencies with respect to the Black Hawk Casinos, which arrangement will provide, among other things, that (x) rent (or the equivalent thereof under such other arrangement) shall be payable monthly based on the EBITDA of the Black Hawk Casinos for the corresponding calendar month from the prior year (subject to appropriate adjustments (e.g., for seasonality and non-recurring items) as may be agreed upon by the parties) (the “Rental Payment”), and (y) Seller is solely responsible for the disposal of the Black Hawk Casinos, in the event Seller cannot ultimately satisfy all of the conditions to Closing set forth in Article 10 of the Black Hawk Agreement, and the benefit or burden of such disposal shall be borne by Seller and (ii) the parties shall negotiate in good faith to reach forms of definitive documentation for such Alternative Closing Arrangements, including the Rental Payment, within 30 days after the date hereof.”

(x)                                                        Section 10.02(g) of the AEPA is hereby amended by deleting the word “and” following the semicolon at the end of such Section 10.02(g).

(xi)                                                     Section 10.02(h) of the AEPA is hereby amended by deleting the period at the end of such Section 10.02(h) and substituting in lieu thereof the following: “; and”.

(xii)                                                  Section 10.02 of the AEPA is hereby amended by adding a new Section 10.02(i) as follows:

“(i)                               Buyer shall be satisfied that the conditions set forth on Schedule 10.02(i) have been satisfied.”

(xiii)                                               Section 12.01(e) of the AEPA is hereby amended by adding the word “and” following the semicolon at the end of such Section 12.01(e).

(xiv)                                              Section 12.01(f) of the AEPA is hereby amended and restated in its entirety to read as follows:

“(f)                              [Reserved]”

(xv)                                                 Section 13.06 of the AEPA is hereby amended to change the references therein from “Nevada” to “New York”.

(xvi)                                              Section 13.07 of the AEPA is hereby amended and restated in its entirety to read as follows:

“Section 13.07.  Counterparts; Effectiveness; No Third Party Beneficiaries.

(a)                                  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Except as provided in Section 13.07(b), below, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)                                 Notwithstanding anything in this Agreement to the contrary, the Debt Financing Sources shall be express third party beneficiaries of each proviso set forth in each of Section 11.02(a) and Section 11.02(b) (Indemnification), Section 11.06 (Exclusive Remedy), Section 13.05 (Governing Law), Section 13.06 (Jurisdiction), this Section 13.07 and Section 13.14 (“Xerox” Provisions), the Debt Financing Sources shall be permitted to enforce such provisions as if a direct party hereto and no such provision shall be amended, modified or waived without the express written consent of the Debt Financing Sources.”

(xvii)                                           Article 13 of the AEPA is hereby amended by adding a new Section 13.14 as follows:

“Section 13.14.  “Xerox” Provisions.

(a)  The debt financing sources under the Buyer Lender Consent (and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, shareholders, representatives and agents) (collectively, the “Debt Financing Sources”) shall not have any liability to the Seller or its affiliates under this Agreement, any transaction contemplated hereby or the Buyer Lender Consent (whether pursuant to contract, tort, strict liability or other legal theory), and Seller waives any rights and claims Seller my have against the Debt Financing Sources now or in the future, whether in law or in equity, under this Agreement, any transaction contemplated hereby or the Buyer Lender Consent.  Seller acknowledges and agrees that it has not relied on the Buyer Lender Consent in entering into this Agreement or making other determinations hereunder and that this Section 13.14(a) constitutes a material inducement to the Debt Financing Sources providing the Buyer Lender Consent, which would not have been provided but for Seller’s agreements contained in this Section 13.14(a).

(b)  EACH PARTY TO THIS AGREEMENT WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, MATTER OR PROCEEDING REGARDING THIS AGREEMENT OR ANY PROVISION HEREOF.”

(xviii)                                        The AEPA is hereby amended by adding a new Schedule 10.02(i) that reads in its entirety as provided in Schedule 10.02(i) attached hereto.

3.                                      Mutual Representations, Warranties, and Covenants.

Each Party makes the following representations and warranties, solely with respect to itself, to the other Party:

(i)                                                          Enforceability.  The AEPA as amended by this Amendment is a legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

(ii)                                                       Power and Authority.  Such Party has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its respective obligations under, the AEPA as amended by this Amendment.

(iii)                                                    Authorization.  The execution and delivery of this Amendment and the performance of its obligations under the AEPA as amended by this Amendment have been duly authorized by all necessary action on its part.  This Amendment has been duly and validly executed and delivered by such Party.

4.              AEPA Remains in Full Force and Effect.

Except as expressly modified by this Amendment, the AEPA remains in full force and effect pursuant to its terms.  All references to the AEPA in other documentation between the Parties shall be deemed to be a reference to the AEPA as amended by this Agreement.

5.              Miscellaneous Terms.

The provisions of Article 13 of the AEPA, as amended hereby, are applicable to this Amendment.

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first written above.

GOLDEN GAMING, INC.

By:	/s/ Matthew Flandermeyer
Name: Matthew Flandermeyer
Title: CFO

AFFINITY GAMING, LLC

By:	/s/ David D. Ross
Name: David D. Ross
Title: CEO

Schedule 10.02(i)

(a)                                  Buyer and Buyer’s current and prospective lenders shall be reasonably satisfied that (a) the real property on which Terrible’s Lakeside Nevada and Buyer’s current and prospective lenders’ leasehold interests in the real property upon which Terrible’s Town Pahrump is located are free and clear of all liens, encumbrances and other exceptions to title, in each case other than Permitted Liens and (b) the improvements located at Terrible’s Town Pahrump do not violate the use restrictions set forth in that certain Deed of Restrictions recorded on September 24, 1973, and Buyer and Buyer’s current and prospective lenders shall have received evidence in form and substance reasonably satisfactory to each of them that each of the following has been completed:

(i)                                     the termination of the agreements granting purchase rights and rights of first refusal to (1) Chevron U.S.A., Inc., (2) E-T-T and (3) E-T-T Enterprises (or its successor), as applicable, with respect to the real property at Terrible’s Town Pahrump and Terrible’s Lakeside Nevada;

(ii)                                  the amendment of descriptions of the leased premises for each convenience store lease related to real property at Terrible’s Town Pahrump and Terrible’s Lakeside Nevada such that each such convenience store lease only encumbers the real property on which the applicable convenience store is currently located (and no other portion of real property);

(iii)                               amendments to each of the leases set forth on Section 3.09(a)(i) of the Disclosure Schedule to (1) eliminate the landlord’s first priority lien in all buildings and tenant improvements located on the applicable leased premises, (2) add non-disturbance and attornment provisions and other leasehold mortgagee protective provisions and (3) attach the legal descriptions for the applicable leased premises;

(iv)                              all leases set forth on Section 3.09(a)(i) of the Disclosure Schedule, amended as required by clause (a)(iii) of this Schedule 10.02(i), or memoranda thereof, have been properly recorded in the County Recorder’s Office in the County in which the applicable leased property is located;

(v)                                 all deeds of trust recorded against (x) the real property on which Terrible’s Lakeside Nevada is located or (y) Buyer’s current and prospective lenders leasehold interests in the real property upon which Terrible’s Town Pahrump is located have been released; and

(vi)                              each of the landlords under the leases set forth on Section 3.09(a)(i) of the Disclosure Schedule, the mortgage lenders to such landlords and each of the lessees or sublessees with an interest in the real property upon which the Pahrump Casino Business is located, shall have delivered all subordination (with respect to lessees and sublessees only), non-disturbance, and attornment agreements, consents and estoppel agreements, in each case, as reasonably requested by the Buyer’s current and prospective lenders.

(b)         Buyer’s current and prospective lenders shall be satisfied that the condition set forth in clause (c)(iii) of Exhibit B to the Buyer Lender Consent shall have been satisfied.